Dynamic Alternatives Fund

(the “Fund”)

Supplement dated September 29, 2025
to the Prospectus effective March 18, 2025, as supplemented

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Effective immediately, the first paragraph under “Calculation of New Asset Value; Valuation” on page 47 of the Prospectus is replaced with the following:

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund will calculate the NAV of Shares of the Fund as of the close of business on the last business day of each month (each, a “Valuation Date”). The NAV of the Fund will equal, unless otherwise noted, the value of the total assets less all of the liabilities, including accrued fees and expenses, each determined as of the relevant Valuation Date. Due to the nature of the securities held in the Fund’s portfolio, in particular Portfolio Funds, the information necessary to calculate the NAV will generally not be available until several weeks after month end. While the NAV per Share is calculated as of the last business day of each month, the calculation is determined within approximately 30 calendar days after each Valuation Date and at such other times as the Fund’s Board may determine (each such date, a “Determination Date”).

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You should read this Supplement in conjunction with the Fund’s Prospectus dated March 18, 2025, as supplemented. This Supplement provides information that you should know about the Fund before investing and has been filed with the Securities and Exchange Commission. This Supplement is available upon request and without charge by calling the Fund toll-free at 1-833-617-2624.

Please retain this Supplement for future reference.

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